UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Alpha Network Alliance Ventures Inc.

(Name of Issuer)

Common Stock, $.0001 Par Value

(Title of Class of Securities)

02077H106

(CUSIP Number)

Thomas E. Puzzo, Esq.

Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Tel: (206) 522-2256

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 02077H106	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Eleazar Rivera

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 54,372,000
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 54,372,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,372,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.   SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.0001 per share, of Alpha Network Alliance Ventures Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11801 Pierce St., 2nd Floor, Riverside, California 92505.

Item 2.   IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Eleazar Rivera. Mr. Rivera’s address is 11801 Pierce St., 2nd Floor, Riverside, California 92505. Mr. Rivera’s present principal occupation or employment is President of the Issuer, and the principal place of business of such business is Riverside, California.

(d) - (e) During the last ten years, Mr. Rivera has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Rivera is a U.S. citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended and supplemented as follows to add the following at the end thereof: The matters set forth in Item 4 of this Amendment No. 1 are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. PURPOSE OF TRANSACTION.

The disclosure in Item 4 is hereby amended and supplemented to add the following at the end thereof:

In connection with the appointment of Ronie Tan as a director of the Issuer, Mr. Rivera sold 51,418,000 shares of common stock of the Company to Mr. Tan for a purchase price of $0.01 per share, for an aggregate purchase price of $514,180.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Amendment No. 1 to Schedule 13D, Mr. Rivera beneficially owned, in the aggregate, 54,372,000 shares of common stock, representing approximately 47.9% of the Issuer’s outstanding shares of common stock, based on 113,405,751 shares of common stock issued and outstanding as of April 13, 2017, according to the Annual Report on Form 10-K of the Issuer filed with the Securities and Exchange Commission on April 17, 2017.

(b) Mr. Rivera directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. Rivera has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for Mr. Rivera, no person is known by Mr. Rivera to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Rivera.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Rivera, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between herself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2017	/s/ Eleazar Rivera
Eleazar Rivera